UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. )

DUTCH BROS INC.
(Name of Issuer)

Class A Common Stock, $0.00001 par value per share
(Title of Class of Securities)

26701L100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)
Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Travis Boersma

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF		64,724,563(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		64,724,563(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,724,563(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
65.29%(2)

12	TYPE OF REPORTING PERSON*
IN

(1) Consists of (i) 714,080 Class A common units (which are convertible into shares of Class A common stock upon the corresponding surrender and cancellation of 714,080 shares of Class B common stock) held by DMI Holdco, LLC, a Delaware limited liability company, (ii)(x) 15,610 shares of Class A common stock and (y) 39,281,349 Class A common units (which are convertible into shares of Class A common stock upon the corresponding surrender and cancellation of 39,281,349 shares of Class B common stock) held by DM Trust Aggregator, LLC, a Delaware limited liability company, and (iii)(x) 9,817 shares of Class A common stock and (y) 24,703,707 Class A common units (which are convertible into shares of Class A common stock upon the corresponding surrender and cancellation of 24,703,707 shares of Class B common stock) held by DM Individual Aggregator, LLC, a Delaware limited liability company, for which Travis Boersma is deemed to have the power to direct the disposition and vote of the shares.
(2) This percentage is calculated based on 34,431,806 shares of Class A common stock outstanding as of November 10, 2021 and assuming the conversion of 64,699,136 Class A common units into 64,699,136 Class A common stock and the corresponding surrender and cancellation of 64,699,136 shares of Class B common stock.

1	NAME OF REPORTING PERSONS
DMI Holdco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		714,080(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		714,080(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
714,080(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.03%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of 714,080 Class A common units (which are convertible into shares of Class A common stock upon the corresponding surrender and cancellation of 714,080 shares of Class B common stock).
(2) This percentage is calculated based on 34,431,806 shares of Class A common stock outstanding as of November 10, 2021 and assuming the conversion of 714,080 Class A common units into 714,080 shares of Class A common stock and the corresponding surrender and cancellation of 714,080 shares of Class B common stock.

1	NAME OF REPORTING PERSONS
DM Trust Aggregator, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		39,296,959(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		39,296,959(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,296,959(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
53.31%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of (x) 15,610 shares of Class A common stock and (y) 39,281,349 Class A common units (which are convertible into shares of Class A common stock upon the corresponding surrender and cancellation of 39,281,349 shares of Class B common stock).

(2) This percentage is calculated based on 34,431,806 shares of Class A common stock outstanding as of November 10, 2021 and assuming the conversion of 39,281,349 Class A common units into 39,281,349 shares of Class A common stock and the corresponding surrender and cancellation of 39,281,349 shares of Class B common stock.

1	NAME OF REPORTING PERSONS
DM Individual Aggregator, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		24,713,524(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		24,713,524(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,713,524(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
41.79%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of (x) 9,817 shares of Class A common stock and (y) 24,703,707 Class A common units (which are convertible into shares of Class A common stock upon the corresponding surrender and cancellation of 24,703,707 shares of Class B common stock).

(2) This percentage is calculated based on 34,431,806 shares of Class A common stock outstanding as of November 10, 2021 and assuming the conversion of 24,703,707 Class A common units into 24,703,707 shares of Class A common stock and the corresponding surrender and cancellation of 24,703,707 shares of Class B common stock.

Item 1 (a). Name of Issuer:

Dutch Bros Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

c/o Dutch Bros Inc.

110 SW 4th Street
Grants Pass, Oregon 97526

Item 2 (a). Name of Persons Filing:

The persons filing this statement are Travis Boersma, DM Trust Aggregator, LLC, DM Individual Aggregator, LLC, and DMI Holdco, LLC. Together, Travis Boersma, DM Trust Aggregator, LLC, DM Individual Aggregator, LLC, and DMI Holdco, LLC are the “Reporting Persons.”

Item 2 (b). Address of Principal Business Office or, if None, Residence:

c/o Dutch Bros Inc.
110 SW 4th Street
Grants Pass, Oregon 97526

Item 2 (c). Citizenship:

Travis Boersma is a United States citizen.
DM Trust Aggregator, LLC is a Delaware limited liability company.
DM Individual Aggregator, LLC is a Delaware limited liability company.
DMI Holdco, LLC, is a Delaware limited liability company.

Item 2 (d). Title of Class of Securities:

Class A common stock, $0.00001 par value per share.

Item 2 (e). CUSIP Number:

26701L100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
 (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
 (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
 (d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
 (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
 (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
 (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3):
 (j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

Subject to the terms of the Third Amended and Restated Limited Liability Company Agreement of Dutch Mafia, LLC, a Delaware limited liability company, and a direct subsidiary of Dutch Bros Inc., the Class A common units, each paired with equal number of shares of Class B common stock, are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis.

Travis Boersma

 (a) Amount beneficially owned: 64,724,563
 (b) Percent of class: 65.29%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 64,724,563
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 64,724,563
 (iv) Shared power to dispose or to direct the disposition of:  0

DMI Holdco, LLC

 (a) Amount beneficially owned: 714,080
 (b) Percent of class: 2.03%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 714,080
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 714,080
 (iv) Shared power to dispose or to direct the disposition of:  0

DM Trust Aggregator, LLC

 (a) Amount beneficially owned: 39,296,959
 (b) Percent of class: 53.31%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 39,296,959
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 39,296,959
 (iv) Shared power to dispose or to direct the disposition of:  0

DM Individual Aggregator, LLC

 (a) Amount beneficially owned: 24,713,524
 (b) Percent of class: 41.79%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 24,713,524
 (ii) Shared power to vote or to direct the vote: 0

 (iii) Sole power to dispose or to direct the disposition of: 24,713,524
 (iv) Shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

By:	/s/ Travis Boersma
Travis Boersma

DM Trust Aggregator, LLC

By:	/s/ Travis Boersma
Travis Boersma
Authorized Signatory

DM Individual Aggregator, LLC

By:	/s/ Travis Boersma
Travis Boersma
Authorized Signatory

DMI Holdco, LLC

By:	/s/ Travis Boersma
Travis Boersma

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

Exhibit 99.1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission, and further agrees to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement as an exhibit thereto. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking part.
Date: February 11, 2022

By:	/s/ Travis Boersma
Travis Boersma

DM Trust Aggregator, LLC.

By:	/s/ Travis Boersma
Travis Boersma
Authorized Signatory

DM Individual Aggregator, LLC

By:	/s/ Travis Boersma
Travis Boersma
Authorized Signatory

DMI Holdco, LLC

By:	/s/ Travis Boersma
Travis Boersma
Authorized Signatory